Exhibit 12.1

GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date March 31, 2012

						Three
						Months
						Ended
Year ended December 31,						March 31,
	2007	2008	2009	2010	2011	2012
--------------------------------------Thousands of Dollars--------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$135,081,616	$158,650,693	$170,460,610	$199,227,092	$172,475,011	$33,957,437
Distributed income of equity investees	0	0	0	0	0	0
Interest expense, net of amounts capitalized	44,680,256	43,097,986	38,358,418	51,896,517	58,149,914	15,367,760
Interest component of rental expense	1,574,000	1,670,000	6,778,000	15,984,000	15,654,714	2,958,418
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	1,047,567	3,972,924	9,488,832	2,874,577	3,950,982	492,880
Earnings as defined	$182,383,439	$207,391,603	$225,085,860	$269,982,186	$250,230,621	$52,776,495

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$36,350,756	$41,173,575	$42,165,856	$49,298,449	$56,676,714	$14,743,765
Interest on affiliated loans	4,509,773	739,464	80,095	107,992	129,708	44,211
Interest on interim obligations	168,752	513,328	700,524	37,231	196,550	18,042
Amort of debt disc, premium and expense, net	2,837,194	2,755,449	2,890,293	2,917,640	2,686,285	651,235
Other interest charges	1,861,348	1,889,094	2,010,482	2,409,782	2,411,639	403,387
Interest component of rental expense	1,574,000	1,670,000	6,778,000	15,984,000	15,654,714	2,958,418
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$47,301,823	$48,740,910	$54,625,250	$70,755,094	$77,755,610	$18,819,058

RATIO OF EARNINGS TO FIXED CHARGES	3.86	4.25	4.12	3.82	3.22	2.80